OPTIGENEX INC.
P.O. Box 3521
Uptown Station
Hoboken, NJ  07030

FILED AS CORRESPONDENCE ON EDGAR

October 14, 2008

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
Senior Assistant Chief Accountant
Mail Stop 6010
Washington, D.C. 20549

Re:	Optigenex Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
(File No. 000-51248)

Dear Mr. Rosenberg:

This correspondence is in response to your September 19, 2008 correspondence regarding the above-referenced filings of Optigenex Inc. (“the Company”).

Form 10-KSB for the Fiscal Year Ended December 31, 2007

The Company has filed Amendment No. 2 to the above referenced filing based on a reassessment of our internal controls over financial reporting. Accordingly, we concluded that our disclosure controls and procedures for the year ended December 31, 2007 were not effective.

The Company also corrected the wording for the Section 302 certification and re-filed the certification as Exhibit 31.1.

Form 10-Q for the Quarterly Period Ended March 31, 2008

The Company has filed Amendment No. 2 to the above referenced filing based on a reassessment of our internal controls over financial reporting. Accordingly, we concluded that our disclosure controls and procedures for the year ended March 31, 2008 were not effective.

The Company also corrected the wording for the Section 302 certification and re-filed the certification as Exhibit 31.1.

October 14, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Form 10-Q for the Quarterly Period Ended June 30, 2008

The Company has filed Amendment No. 1 to the above referenced filing based on a reassessment of our internal controls over financial reporting. Accordingly, we concluded that our disclosure controls and procedures for the year ended June 30, 2008 were not effective.

The Company also corrected the wording for the Section 302 certification and re-filed the certification as Exhibit 31.1.

General

In connection with this correspondence being filed on EDGAR, the Company hereby acknowledges that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Sincerely yours,

/s/ Daniel Zwiren
Daniel Zwiren
Chief Executive Officer/Chief Financial Officer